

has acquired



Continued Focus On The Future

Investor Presentation
October 24, 2002

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sky Financial and Metropolitan Financial Corp., including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Sky Financial's and Metropolitan Financial Corp.'s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial's and Metropolitan Financial Corp.'s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sky Financial and Metropolitan Financial Corp. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the anticipated cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Metropolitan Financial Corp. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted or may disproportionately impact our activities in certain market areas; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sky Financial's and Metropolitan Financial Corp.'s markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations; (11) facts or circumstances may arise with respect to Metropolitan Financial Corp. that were not disclosed or made available to Sky Financial. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial's and Metropolitan Financial Corp.'s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Metropolitan Financial Corp. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sky Financial and Metropolitan Financial Corp. do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.





Additional Information

The proposed transaction will be submitted to Metropolitan Financial Corp.'s stockholders for their consideration. Sky Financial and Metropolitan Financial Corp. will file with the SEC a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Metropolitan Financial Corp. are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Sky Financial and Metropolitan Financial Corp., at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Sky Financial Group, Shareholder Relations, 10 East Main Street, Salineville, OH 43945 (800-576-5007) or to Metropolitan Financial Corp., Investor Relations, 22901 Millcreek Blvd., Highland Hills, OH 44122 (216-206-6000).

Metropolitan Financial Corp. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Metropolitan Financial Corp. in connection with the merger. Information about the directors and executive officers of Metropolitan Financial Corp. and their ownership of Metropolitan Financial Corp. common stock is set forth in the proxy statement, dated March 25, 2002, for Metropolitan Financial Corp.'s 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A.





Outline

- **Strategic Rationale**

- **Transaction Terms and Pricing**

- **Pro Forma Financial Impact**

- **Summary**

- **Appendix**

Strategic Rationale

Transaction Rationale

Franchise Enhancing

- Establishes true presence in Cleveland market
- Second 2002 acquisition in larger, higher growth population center within SKYF's footprint
- Appealing market demographics
- Solid fit with SKYF's regional financial services model

Attractive Financial Results

- Immediately accretive to both GAAP and cash earnings
- 1.7%, or 3 cents, accretion to GAAP EPS in 2003 [1]
- 3.0%, or 5 cents, accretion to cash EPS in 2003 [2]
- Transaction IRR in excess of 20%

Attractive Opportunity

- Conservative cost savings have been validated through due diligence
- Low cost market-entry vehicle; core deposit premium of less than 4%
- No franchise enhancements have been included in pro forma results
- SKYF is an experienced acquirer with a successful track record

(1) Median result for range of stock/cash mixes; accretion range is 1.5% to 1.9% (70% stock to 55% stock)

(2) Median result for range of stock/cash mixes; accretion range is 2.8% to 3.3% (70% stock to 55% stock)





Franchise Enhancing

- The METF franchise addresses the most significant market between SKYF's East and West franchises



Source: SNL Financial. $ in thousands. Excludes branches with no current deposits

Franchise Enhancing

Erie
Crawford
Ashtabula
Lake
Geauga
Cuyahoga
Lorain
Medina
Summit
Portage
Trumbull
Mercer
Mahoning
Lawrence
Butler
Ashland
Wayne
Stark
Columbiana
Beaver
Allegheny
Holmes
Carroll
Tuscarawas
Hancock
Coshocton
Harrison
Jefferson
Washington
Westmoreland
Brooke
Ohio
Belmont
Branches
Sky Financial
Three Rivers
Metropolitan Financial
Miles
0 10 20

Cleveland MSA (shaded counties)				
Rank	**Institution**	**Branches**	**Deposits**	**Share**
1	KeyCorp (OH)	95	$15,239,368	29.07 %
2	National City Corp. (OH)	86	10,776,397	20.56
3	Third FS&LA, M.H.C. (OH)	28	4,774,978	9.11
4	Charter One Financial (OH)	64	3,254,548	6.21
5	FirstMerit Corp. (OH)	123	2,536,889	4.84
6	Fifth Third Bancorp (OH)	66	2,136,004	4.07
7	U.S. Bancorp (MN)	82	1,898,654	3.62
8	Bank One Corp. (IL)	57	1,774,292	3.38
9	Huntington Bancshares Inc. (OH)	53	1,613,195	3.08
10	Dollar Bank FSB (PA)	22	1,568,352	2.99
11	Ohio Savings Financial Corp. (OH)	28	1,561,340	2.98
12	**Metropolitan Financial Corp. (OH)**	**24**	**1,017,371**	**1.94**
13	First FS&LA (OH)	8	850,324	1.62
14	LNB Bancorp Inc. (OH)	21	476,154	0.91
15	PVF Capital Corp. (OH)	11	456,084	0.87
	Total	**768**	**$49,933,950**	
21	**Sky Financial Group Inc. (OH)**	**7**	**$126,230**	**0.24**
12	**Pro Forma**	**31**	**$1,143,601**	**2.18**

Source: SNL Financial. $ in thousands. Excludes branches with no current deposits





Sky Financial Group

METROPOLITAN FINANCIAL CORP.

Building Market Share

Lake, OH			
Rank	Institution	Branches	Deposits	Share
1	Bank One Corp. (IL)	17	519,130	17.08 %
2	KeyCorp (OH)	8	381,871	12.56
3	National City Corp. (OH)	7	270,234	8.89
4	FirstMerit Corp. (OH)	13	265,752	8.74
5	Charter One Financial (OH)	6	257,428	8.47
6	Dollar Bank FSB (PA)	3	231,631	7.62
7	Fifth Third Bancorp (OH)	7	228,267	7.51
8	Third FS&LA, M.H.C. (OH)	1	223,392	7.35
9	Ohio Savings Financial Corp. (OH)	3	168,965	5.56
10	**Metropolitan Financial Corp. (OH)**	**3**	**150,123**	**4.94**
11	GLB Bancorp Inc. (OH)	12	108,242	3.56
12	U.S. Bancorp (MN)	6	102,266	3.36
	TOTAL	68	$2,696,793	

Geauga, OH			
Rank	Institution	Branches	Deposits	Share
1	Huntington Bancshares Inc. (OH)	5	183,817	15.88 %
2	Middlefield Banc Corp. (OH)	3	124,947	10.80
3	Charter One Financial (OH)	3	120,488	10.41
4	**Metropolitan Financial Corp. (OH)**	**3**	**108,332**	**9.36**
5	Bank One Corp. (IL)	4	105,228	9.09
6	FirstMerit Corp. (OH)	3	102,138	8.82
7	Maple Leaf Financial Inc. (OH)	2	101,402	8.76
8	National City Corp. (OH)	4	74,262	6.42
9	KeyCorp (OH)	2	65,665	5.67
10	PVF Capital Corp. (OH)	2	54,632	4.72
11	Republic Bancorp Inc. (MI)	2	43,994	3.80
12	F.N.B. Corp. (FL)	2	40,985	3.54
	TOTAL	31	$1,040,911	

Cuyahoga, OH			
Rank	Institution	Branches	Deposits	Share
1	KeyCorp (OH)	72	14,515,968	33.93 %
2	National City Corp. (OH)	63	10,185,439	23.81
3	Third FS&LA, M.H.C. (OH)	24	4,252,620	9.94
4	Charter One Financial (OH)	54	2,827,360	6.61
5	U.S. Bancorp (MN)	54	1,502,244	3.51
6	Fifth Third Bancorp (OH)	43	1,490,747	3.48
7	Ohio Savings Financial Corp. (OH)	25	1,392,375	3.25
8	Huntington Bancshares Inc. (OH)	40	1,270,188	2.97
9	Dollar Bank FSB (PA)	18	1,266,558	2.96
10	Bank One Corp. (IL)	24	930,269	2.17
11	**Metropolitan Financial Corp. (OH)**	**11**	**740,447**	**1.73**
12	First FS&LA (OH)	6	728,075	1.70
	TOTAL	417	$39,633,768	
19	Sky Financial Group Inc. (OH)	2	47,556	0.11
11	**Pro Forma**	**13**	**788,003**	**1.84**

Summit, OH			
Rank	Institution	Branches	Deposits	Share
1	FirstMerit Corp. (OH)	47	2,521,074	33.48 %
2	National City Corp. (OH)	26	1,016,131	13.49
3	Bank One Corp. (IL)	21	906,817	12.04
4	Charter One Financial (OH)	19	500,078	6.64
5	Ohio Savings Financial Corp. (OH)	6	491,850	6.53
6	KeyCorp (OH)	18	477,328	6.34
7	Fifth Third Bancorp (OH)	22	440,879	5.86
8	Third FS&LA, M.H.C. (OH)	4	290,030	3.85
9	U.S. Bancorp (MN)	21	272,956	3.62
10	**Metropolitan Financial Corp. (OH)**	**5**	**116,364**	**1.55**
11	North Akron Savings Bank (OH)	5	114,321	1.52
12	Valley Savings Bank (OH)	2	70,280	0.93
	TOTAL	189	$7,033,507	

Branches
- Sky Financial
- Metropolitan Financial

Source: SNL Financial. $ in thousands. Excludes branches with no current deposits





Appealing Market Characteristics

- The population of the Cleveland MSA is approximately 3.0 million and contains more than 26% of Ohio's population

- Cuyahoga county, which is in the Cleveland MSA, has approximately 1.4 million residents, making it the most populous county in Ohio and the 25th most populous in the U.S.

- Cleveland's median household effective buying income is $40,118, which is higher than that of Ohio at $38,793 as well as the nation at $39,129

- The Cleveland market is the 15th largest consumer market, with more than a million households according to the Greater Cleveland Growth Association

- 28 Fortune 500 companies are located in the Greater Cleveland-northeastern Ohio area, making the region the 4th largest in the U.S.

- Cleveland is regarded as one of the best cities in the nation in which to start a small business according to *INC Magazine*

- More than 6,000 business start-ups occur each year in Cleveland, which has been named by *Entrepreneur Magazine* as a Top-10 city, nationally, for small business

- According to *World Trade Magazine,* Cleveland is one of the 10-best cities in the U.S. for achieving global business success

Transaction Terms and Pricing

Transaction Summary

	Fixed	55% Stock	70% Stock
Implied Transaction Price per Share [1]		$4.81	$4.83
Aggregate Transaction Value (000's) [2]		$78,183	$78,645
Stock Portion			
Exchange Ratio	.2554x		
SKYF Shares Issued		2,269,293	2,888,191
Cash Portion			
Per Share Consideration	$4.70		
Total Cash Component (000's) [3]		$34,726	$23,336

Stock / Cash Election	METF Stockholders to elect between SKYF Common Stock and Cash; At least 55% and no more than 70% of METF shares will receive Stock
Transaction Structure	Tax-Free Exchange of Stock Plus a Cash Component
Due Diligence	Completed
Anticipated Closing	Second Quarter 2003

(1) Based on SKYF closing stock price of $19.15 on October 23, 2002

(2) Based on 16.155 million METF shares outstanding plus $.56 million in METF option value

(3) Includes $.56 million in METF option value





Deal Pricing

Purchase Price per Share [1]	$4.83
Total Transaction Value (000's) [1]	$78,645
Premium to Market [2]	30.64%
Price / LQA Normalized EPS [3]	29.93x
Price / LQA Normalized EPS + Cost Savings [4]	7.25x
Price / Book Value	156%
Price / Tangible Book Value	165%
Deposit Premium	2.92%
Core Deposit Premium [5]	3.99%

(1) Based on SKYF closing stock price of $19.15 on October 23, 2002 and assumes 70% Stock Consideration

(2) Based on METF closing stock price of $3.70 on October 23, 2002

(3) Normalized for Mortgage Servicing Rights writedowns, loan loss provisions, gains on sale of securities and building writedowns; Net income increased from -$920,000 to $657,000 for the Quarter ended 9/30/02

(4) LQA normalized earnings plus $12.8 million in pre-tax cost savings

(5) Excludes Time Deposits > $100,000





Pro Forma Financial Impact

Pro Forma Earnings Impact

($ in millions)

Earnings Projections [1]	Projected for 2003 [2]
Sky Financial Earnings	$156.0
METF Projected Earnings	3.0
Pre-Tax Anticipated Cost Savings[3]	8.3
Pre-Tax CDI Amortization Expense [4]	(2.5)
Other Pre-Tax Adjustments[5]	(1.4)
Pro Forma Net Income	$163.4

(1) Assumes 70% Stock Consideration and allows for 12 months of combined operations in 2003

(2) Numbers are presented on an after-tax basis

(3) Assumes cost savings equivalent to 30% of METF's core expense base

(4) Core Deposit Intangible equivalent to 5% of METF's non-CD deposits amortized over 10 years using the sum-of-years-digits method

(5) Includes effects of cash financing (6.125%) for consideration and merger related costs; 30% Cash Consideration assumed





Pro Forma Earnings Impact

- After cost savings, significant financial upside remains

($ in millions)

Profitablity Measures	SKYF 3rd Qtr. 2002	METF Projected Year Ended 2003	METF Projected Year Ended 2003 With Cost Savings
Net Income		$3.0	$11.3
Return on Average Assets	1.35%	0.20%	0.74%
Net Interest Margin	3.90%	2.36%	2.36%
Non-Interest Income / Average Assets	1.51%	1.16%	1.16%
Non-Interest Expense / Average Assets	2.74%	2.77%	1.92%
Efficiency Ratio	52.81%	82.92%	57.70%

Accretive to GAPP and Cash Earnings

Earnings Per Share Projections [1]	Projected for 2003	
	55% Stock	70% Stock
Current SKYF GAAP EPS Estimate[2]	$1.78	$1.78
Pro Forma GAAP Estimate	$1.81	$1.81
GAAP Accretion to Sky Financial ($ per share)	**$0.027**	**$0.034**
GAAP Accretion to Sky Financial (%)	**1.52%**	**1.93%**
Current SKYF 2003 Cash EPS Estimate	$1.85	$1.85
Pro Forma GAAP Estimate	$1.90	$1.91
Cash Accretion to Sky Financial ($ per share)	**$0.052**	**$0.060**
Cash Accretion to Sky Financial (%)	**2.82%**	**3.25%**

(1) Pro Forma results allow for 12 months of combined operations in 2003

Estimated Cost Savings

- Conservative cost savings assumptions have been validated through due diligence

($ in millions)

Sources of Cost Savings	Projected for 1st Full Year of Combined Operations	Percent of METF Expense
Salaries and Benefits	$8.8	41.0%
Other Operating Expenses	$4.0	19.3%
Total Pre-Tax Cost Savings	**$12.8**	**30.3%**
Tax Effect (35%)	$4.5	
Total After-Tax Cost Savings	**$8.3**	

Estimated Restructuring Costs

- Sky Financial Estimates pre-tax merger cost of approximately $14.3 million

($ in millions)

	Cost
Transaction Costs	$1.5
Conversion / Integration Costs	5.8
Employee-Related Costs	3.6
Other Items	3.4
Total Pre-Tax Merger Costs	**$14.3**
Tax Effect [1]	3.0
Total After-Tax Merger Costs	**$11.3**

(1) *Assumes 90% of total restructuring charge is tax deductible; net of bad debt recapture*

Summary Financial Impact

	SKYF[1] 9/30/2002	METF 9/30/2002	Pro Forma[2]
Assets	$10,958	$1,497	$12,455
Net Loans[3]	$7,577	$1,082	$8,659
Deposits	$7,582	$1,059	$8,641
Borrowings	$2,279	$308	$2,587
Equity	$813	$50	$868
Market Cap[4]	$1,667	$58	$1,723
Branches	230	24	254

(1) *Includes Three Rivers financial information*
(2) *Assumes 70% Stock in transaction consideration*
(3) *Includes Loans Held for Sale*
(4) *Pricing information is for the close of trading on October 23, 2002*





Summary

Summary

- Continues franchise enhancement by increasing presence in a major metropolitan market within SKYF's footprint

- Attractive financial results based upon conservative transaction assumptions

- Significant opportunities in developing franchise into a high performing commercial bank

- Higher reward potential than other completed transactions

Appendix

METF Historical Balance Sheet

($ in thousands)

	At December 31,			At September 30,
	1999	**2000**	**2001**	**2002**
Assets				
Cash and Equivalents	$21,751	$19,737	$47,276	$20,527
Securities	307,435	250,615	276,496	280,487
Total Cash and Securities	**$329,186**	**$270,352**	**$323,772**	**$301,014**
Gross Loans	$1,201,697	$1,300,774	$1,161,022	$1,099,672
Loan Loss Reserves	11,025	13,951	17,250	17,388
Total Net Loans	**$1,190,672**	**$1,286,823**	**$1,143,772**	**$1,082,284**
Real Estate Owned	$5,263	$4,262	$2,791	$5,713
Total Intangibles	2,461	2,602	2,512	2,631
Other Assets	80,537	131,240	135,573	105,196
Total Assets	**$1,608,119**	**$1,695,279**	**$1,608,420**	**$1,496,838**
Liabilities				
Deposits	$1,136,630	$1,146,267	$1,142,394	$1,058,876
Total Borrowings	360,396	426,079	340,897	308,388
Trust Preferred	43,750	43,750	43,750	43,750
Other Liabilities	22,475	29,724	35,862	35,482
Total Liabilities	**$1,563,251**	**$1,645,820**	**$1,562,903**	**$1,446,496**
Equity	**$44,868**	**$49,459**	**$45,517**	**$50,342**
Total Liabilities and Equity	**$1,608,119**	**$1,695,279**	**$1,608,420**	**$1,496,838**

Source: SNL Financial and Metropolitan Financial Corp.





METF Historical Income Statement

($ in thousands)

| | As of or for the Year Ended December 31, | | | For the Quarter Ended, | |
| | | | | 9/30/2002 | 9/30/2002 |
	1999	2000	2001	Actual	Normalized
Total Interest Income	$111,921	$127,787	$114,841	$23,144	$23,144
Total Interest Expense	73,644	88,673	81,962	14,602	14,602
Net Interest Income	**$38,277**	**$39,114**	**$32,879**	**$8,542**	**$8,542**
Loan Loss Provision	$6,310	$6,350	$6,505	-$565	$1,500
Net Gain on Sale of Loans	$1,852	$2,849	$7,224	$1,907	$1,500
Net Gain (loss) of Sale of Securities	-71	724	2,343	946	0
Loan Servicing Income (loss), Net	1,358	1,148	-3,986	-5,005	0
Service Charges on Deposit Accounts	1,320	1,517	1,638	959	959
Other Operating Income	2,696	3,317	6,543	2,156	2,156
Total Non-Interest Income	**$7,155**	**$9,555**	**$13,762**	**$963**	**$4,615**
Salaries and Occupancy	$22,294	$27,045	$30,124	$6,840	$6,840
Amortization of Intangibles	263	265	256	3	3
Other Operating Expenses	10,034	12,850	15,762	4,515	3,712
Total Non-Interest Expense	**$32,591**	**$40,160**	**$46,142**	**$11,358**	**$10,555**
Income (Loss) Before Income Taxes	$6,531	$2,159	-$6,006	-$1,288	$1,102
Provision (benefit) for Income Taxes	2,020	662	-2,438	-368	445
Net Income	**$4,511**	**$1,497**	**-$3,568**	**-$920**	**$657**

Source: SNL Financial and Metropolitan Financial Corp.





METF Financial Performance Data

	As of or for the Year Ended December 31,			For the Quarter Ended, 9/30/2002 Actual	9/30/2002 Normalized
	1999	2000	2001		
ROAA [1]	0.27 %	0.06 %	-0.31 %	-0.24 %	0.17 %
ROAE [1]	9.08	2.26	-10.80	-6.85	4.89
Efficiency Ratio	71.23	83.21	103.58	119.46	80.22
Net Interest Margin	2.69	2.52	2.16	2.48	2.48
NPLs / Loans	0.75 %	0.66 %	3.09 %	2.68 %	2.68 %
Reserves / NPLs	123.42	167.98	56.37	63.23	63.23
Reserves / Loans	0.92	1.12	1.74	1.61	1.61
NCO / Average Loans [1]	0.20	0.28	0.29	1.01	1.01
Borrowings / Assets	22.41 %	25.13 %	21.19 %	20.60 %	20.60 %
Tangible Equity / Tangible Assets [2]	2.64 %	2.77 %	2.68 %	3.20 %	3.20 %
Tier I Capital Ratio [2]	8.58	8.45	8.38	6.59	6.59

Source: SNL Financial and Metropolitan Financial Corp.

(1) Annualized

(2) Capital ratios are for Metropolitan Bank





Pro Forma Loan Portfolio

($ in millions)

	Sky Financial (1)		Metropolitan Financial		Pro Forma	
	Balance	**% of Total**	**Balance**	**% of Total**	**Balance**	**% of Total**
Residential Real Estate	$1,781.1	23.4 %	$317.4	28.9 %	$2,098.5	24.1 %
Non-Residential Real Estate	2,395.2	31.5	540.3	49.1	2,935.5	33.7
Commercial and Industrial	2,458.0	32.3	131.8	12.0	2,589.8	29.7
Consumer and Other	977.8	12.9	110.1	10.0	1,087.9	12.5
Total	**$7,612.1**		**$1,099.7**		**$8,711.8**	

Data as of September 30, 2002

(1) Balances are pro forma for Three Rivers acquisition





Pro Forma Deposit Composition

($ in millions)

	Sky Financial(1)		Metropolitan Financial		Pro Forma	
	Balance	% of Total	Balance	% of Total	Balance	% of Total
Non-Interest Demand	$968.6	12.8 %	$139.2	13.2 %	$1,107.8	12.8 %
Interest Bearing Demand	167.9	2.2	202.8	19.2	370.7	4.3
Savings & MMDA	2,817.1	37.2	88.7	8.4	2,905.8	33.6
Time Deposits < $100,000	2,603.8	34.3	395.0	37.3	2,998.8	34.7
Time Deposits > $100,000	1,024.5	13.5	233.2	22.0	1,257.7	14.6
Total	**$7,581.9**		**$1,058.9**		**$8,640.8**	

Data as of September 30, 2002

(1) Balances are pro forma for Three Rivers acquisition



